Filed by Mid-America Apartment Communities, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colonial Properties Trust

Commission File No.: 1-12358

The following conference call was held with the public on June 3, 2013:

MAA

Moderator: Eric Bolton

June 3, 2013

8:30 AM ET

Operator:	Good morning, ladies and gentlemen. Welcome to the MAA and Colonial Properties Trust Conference Call. During the presentation, all participants will be in a listen-only mode. Afterwards, the companies will conduct a question-and-answer session. As a reminder, this conference is being recorded today, June 3, 2013. I will now turn the conference over to Leslie Wolfgang, Director of Investor Relations for MAA. Ma’am?

Leslie Wolfgang:	Thank you, Howard, and good morning, everyone. This is Leslie Wolfgang, Director of Investor Relations for MAA. Also on our call this morning are Eric Bolton, Chairman and CEO of MAA, and Tom Lowder, Chairman and CEO of Colonial Properties Trust.

Before we begin this morning’s call, I need to remind you that certain matters discussed during this conference call may constitute forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to certain economic risks and uncertainties. The companies assume no obligation to update or supplement these statements that become untrue because of subsequent events. Please refer to the forward-looking statements section in the joint press release issue by the companies announcing the transaction.

In addition, we have posted an investor presentation on each company’s website that further discusses the transaction. And, finally, given that this transaction is subject to approval of both MAA and Colonial shareholders, we may not be able to answer all of your questions you might have today. We will follow a joint proxy statement covering this transaction in the near future, and we urge all shareholders to carefully read it and any other relevant information that either company may file with the SEC.

I’ll now turn the call over to Eric.

Eric Bolton:	Thanks, Leslie, and good morning, everyone. As recapped in our press release earlier this morning, MAA and Colonial Properties Trust have announced the signing of a definitive agreement to merge our two companies. We believe the resulting new company establishes a strong and compelling platform from which to generate value growth, going forward.

As the largest apartment REIT platform focused on the high-growth Sunbelt region, our combined company will have meaningful competitive advantages in operating efficiencies, cost of capital, and accretive new growth opportunities.

Tom and I have a share vision for creating the preeminent multi-family REIT focused on the high-growth markets of the Sunbelt region of the country. The job growth and household formation trends and outlook for this region are strong and superior to national averages. Together the combined platform and company will establish a clear competitive advantage, and I couldn’t be more excited about this opportunity in front of us.

We believe this transaction represents and accretive value proposition for MAA shareholders in addition to the opportunities from improved margins associated with reduced public company reporting and platform costs. We also expect to capture operating margin improvements resulting from the enhanced scale of the portfolio. In addition, the significant overlap surrounding the two companies’ footprint will, we believe, over time, yield more opportunities to drive property management and asset management efficiencies.

Colonial’s high-quality portfolio of properties with both a slightly younger profile and higher concentration in large-tier markets will complement MAA’s existing portfolio and further solidify the full cycle performance profile we endeavor to establish with our shareholder capital.

The proposed transaction is an all-stock combination with each share of CLP common stock being exchanged for 0.36 share of MAA common share. The pro forma ownership of the combined company will be approximately 56 percent by MAA shareholders and 44 percent by existing CLP shareholders. We’ve planned no adjustment to the current MAA common stock dividend of $2.78, which will result in the current CLP shareholders capturing a 19 percent increase in their current dividend equivalent.

Our pro forma assumptions are built on a forecast of $25 million in G&A synergies. We expect to have fully achieved these savings over approximately 18 months after the closing of the merger transaction. Given the high degree of comparability in both companies, we’re hopeful that we can exceed this assumption. We expect to incur one-time transaction costs approximating $60 million with this combination.

We expect to capture some initial FFO accretion associated with noncash charges resulting from mark-to-market adjustments on the Colonial debt. Backing these credits out to a core earnings assessment, we expect some initial dilution to the existing AFFO guidance in the range of 1.5 percent to 2 percent and expect to get this reversed over the next two years as we capture earnings contributions from the new development pipeline and complete capital recycling efforts associated with current non-productive assets on the current Colonial balance sheet.

Other key variables surrounding MAA’s earnings guidance associated with same-store NOI outlook, acquisitions, dispositions, and new development funding all remain intact. We’ll provide more color on guidance and any additional updates as part of our Q2 earnings release.

From a balance sheet perspective, we believe this transaction works to further strengthen and enhance MAA’s balance sheet. On a post-merger basis, we expect MAA’s debt to gross assets to be a strong 44.5 percent with secured debt-to-gross assets dropping to 23.6 percent. MAA’s fixed charge coverage ratio will remain very strong at 3.2 times, and debt-to-EBITDA at 7.1 times. The combined balance sheet’s debt maturity schedule is very manageable with weighted average maturity at 4.4 years and 47 percent of overall debt having maturities extending out to 2018 and beyond. Close to 83 percent of the debt stack will be at a fixed rate with another 9 percent cap.

With that quick recap, let me now turn the call over to Tom.

Tom Lowder:	Thanks, Eric. Eric’s given you a great summary of our new combined platform. We have a shared vision to be the preeminent multi-family company in our Sunbelt high-growth markets.

The genesis of this shared vision was born from many discussions at or Board level about how we could advance our strategic long-term objectives, our three-year business plan, and as you’ve heard from me over the past four and a half years, specific objectives to retool this company.

I thank my Board and my associates here at Colonial for the hard work in the process of reduction, prestructure, renewal, and redemption as we simplified our company by exiting joint ventures, selling commercial and noncore assets, regaining our investment grade rating back from S&P and Moody’s, and bringing our core multi-family operations to record levels.

You may have noticed with the execution of the sale of the Ravinia, our office building in Atlanta, last week. Then our forward percentage of net operating income from our core multi-family business is now 95 percent, a real milestone for Colonial.

This quarter, we also sold our last four condos on the company’s balance sheet, (inaudible) the Metropolitan in Charlotte.

To our management team, you’ve earned that final important “R” word -- respect. My CEO objectives given with guidance this year are to advance the company, fortify the balance sheet, and enhance the portfolio. Now, with this combination with MAA, Eric and his team of professionals, we are achieving all of those objectives on a faster timetable.

Colonial brings a young, high-quality portfolio invested in the highest-growth markets in the Sunbelt. We also bring a pipeline of quality to most family developments to augment the new MAA’s same-store portfolio growth. The development team here at Colonial has created a lot of value in this cycle and are producing a first-class product at MAA’s long-term portfolio.

I’ve personally gotten to know Eric and his predecessor, George Cates, through industry meetings over the past 20 years. We’ve visited each other in Memphis and Birmingham over the years. We were friendly competitors. We shared ideas about how to improve our respective businesses. Our values and objectives are aligned.

Eric and I will use this great opportunity to capture best practices from both companies. My Board and I and our employees are heavily invested in this company, and we’ll work hard to bring about a successful and accretive integration of our companies. All right, Eric.

Eric Bolton:	Thanks, Tom. We’re excited about this opportunity. We’re confident in our ability to consolidate our two companies in an efficient manner and establish a stronger platform with clear competitive advantages for delivering superior value for capital. There’s obviously a significant degree of overlap in our footprint and in our systems. We’ll be working diligently to take the best ideas and approaches from both management teams as we consolidate to a single platform.

MAA’s strategy and approach to creating value for shareholders remains intact. We aren’t changing our strategy as a result of this merger. What we’re doing is establishing a stronger platform from which to carry out that strategy, and we look forward to getting to work.

That’s all we have in the way of prepared comments and, Howard, we’re going to turn the call back to you for questions.

Operator:	Thank you. Ladies and gentlemen, if you have a question or comment at this time, please press star then 1 on your telephone keypad. If your question has been answered or you wish to remove yourself from the queue, simply press the pound key. Again, if you have a question or comment at this time, please press star then 1 on your telephone keypad.

Our first question or comment comes from the line of Rob Stevenson from MacQuarie. Your line is open.

Rob Stevenson:	Yes, guys, can you talk just a little bit about, you know, other than, you know, ongoing dialog -- why this deal? Why now? You know, what, from a timing standpoint makes today, you know, the day. Was it just the fact that, you know, Colonial whittled down the, sort of, office and retail and other stuff out of the portfolio is now more of a core play apartment company? Was it something else that you guys are seeing to take advantage of some of the markets? You know, can you sort of dive into that a little bit more?

Eric Bolton:	Sure, Rob, this is Eric. You know, it’s an idea that has been floating around for years, frankly, and it’s something that, as with most of these kinds of things, you know, it’s an idea that makes a lot of sense, and we just sort of knew that when the timing was right it probably would happen.

I would point to, really, a couple of things that probably really caused us to appreciate the fact that now is the time.

First, you know, Tom and his team have done a tremendous job over the last several years of really simplifying their business model and really getting the company more oriented towards a focus on multi-family. And, obviously, with the recent transactions over the last several months, they are there. And it begins to present for us a much easier integration and a much more logical fit.

The second thing, frankly, that’s been going on is a lot of work that we’ve been doing on our balance sheet and in the work that we’ve been doing to get the company positioned to access the unsecured debt market and secure the investment grade ratings. And we were reluctant to do anything at any point ever that would really materially weaken that agenda and weaken our effort to get the fortressed (ph) balance sheet that we desire.

And so just a cross-current of influences coming together suggesting that this is the moment in time when we could put these two platforms together, and we think each of us bring relative strengths that then creates the much stronger situation, going forward.

Rob Stevenson:	Okay, and then just as a follow-up question -- when you guys were talking about the, you know, on a real basis, the sort of 1.5 percent to 2 percent of AFFO dilution -- does that include the $60 million of one-time merger charges or is that in addition to that?

Eric Bolton:	No, that does not include the one-time charges. And what really is driving that, Rob, is really just as we bring on a bigger balance sheet with a little bit more non-current productive investment; namely, development pipeline and some other land assets and so forth, that really, relative to the MAA balance sheet, that’s what really triggers it. We are very confident in the analysis and the valuation that we’ve put together for those investments. We’re also very confident that over the next couple of years, as these assets either get fully productive and/or we recycle the capital into productive assets that we are going to create a lot of value and get that initial up-front dilution closed very quickly.

Rob Stevenson:	Okay, thanks, guys.

Operator:	Thank you. Our next question or comment comes from the line of Alex Goldfarb from Sandler O’Neill. Your line is open.

Alex Goldfarb:	Good morning, down there, and quite a way to start off May REIT Week. All right, just two questions -- the first question is on valuation. If we look at the implied cap rate that you’re buying Colonial for, it looks to be above or below where private market values are. So should we take this as an indication that cap rates have risen or is the cap rate that’s implied by the deal value more a reflection of, you know, corporate M&A versus private market value?

Eric Bolton:	Well, I think the corporate M&A analysis is really the right way to look at this, and I think that, you know, we’re confident that we have a valuation exercise that has been gone through by both sets of companies that it’s arriving at the solution and the right answer for both sets of shareholders. There will be a lot more about this, obviously, in the proxy that we expect to get filed in the next 30 to 45 days, but I would tell you that we’re comfortable with the implied cap rates. I would tell you, broadly, you know, I don’t think cap rates are materially changing today from what they were six months or so ago. So I would just suggest to you, Alex, that -- let us get into more dialog about that, particularly as it relates to valuation, through the proxy process.

Alex Goldfarb:	Okay, and then the second question is in your presentation you talk about being the second biggest apartment company by unit count. That said, presumably, there’s some pruning that you may want to do and, obviously, there’s sensitivities around specific communities. But, in general, can you talk to us about, you know, how you see -- you know, how much pruning you anticipate and if that entails exiting markets or it simply entails, you know, selling properties. And to that point, do you envision, like, a big burst of selling or is this something that would occur, over time?

Eric Bolton:	First of all, the disposition plans that each company has teed up for this year, we don’t plan to have any changes on that. We both will execute our disposition plans that are part of our current guidance.

Having said that, we don’t see any fundamental shift taking place with the combined portfolio. We broadly like the region, obviously, and we broadly like the markets and how we are deployed between large and secondary markets. Having said that, we clearly are on a disciplined approach and disciplined program to continue to sell off some of the lower after-CapEx margin investments that we have into higher after-CapEx margin investments, and that generally translates into selling older properties and buying newer.

In the case of the MAA portfolio, as it so happens, a lot of our older assets are in more of our tertiary markets within the secondary market segment of the portfolio. So, as an example, this year we’re going to be exiting six tertiary markets.

So we plan, over the course of the next two to three years, that we will continue that effort, committed still to this strategy focused on this region and this allocation between large and secondary markets in order to get that full cycle performance profile that we think is important to protect. But I suspect you’ll see some of the true tertiary market component of the combined portfolio continue to shrink, and we’ll be, as we work through this integration process, updating what we think we’ll do in 2014 as it relates to dispositions.

Tom Lowder:	Alex, this is Tom. We will, as Eric has said, we will continue to execute on our disposition guidance that we’ve given you. Now, Ravinia was not in our guidance and was not in our three-year business plan, but we are happy with the transaction. We believe it was a good transaction above where we had budgeted, quite honestly, when we went into the process. So -- and it was a great strategic move to get us to where we needed to be.

But having said that, we do plan some additional -- some additional commercial sales, and we’ve given you some guidance on the smaller set of multi-family.

Alex Goldfarb:	Okay, but the point is, you’re not going to do what EQR did, which is do a massive sale. It sounds like it’s just going to be over time.

Tom Lowder:	No, no.

Alex Goldfarb:	Okay. Thank you.

Operator:	Thank you, our next question or comment comes from the line of Karen Ford from Key Bank Capital Market. Your line is open.

Karen Ford:	Hi, good morning. Eric, I just wanted to ask you a strategy question -- you’ve talked a lot about your expectations for the secondary markets starting to improve performance, sort of, at this point in the cycle, given increasing supply in some of the primary markets. Can you talk about your decision to dilute the secondary market exposure down with this deal and what the plan is with that spread, going forward?

Eric Bolton:	Well, you know, Karen, what’s important to recognize is that, on a blended basis, it doesn’t change radically. Currently, the MAA portfolio is about 55-45 large in secondary. On a consolidated basis, what we move to is more along the lines of 60-40. So it’s not a material change first.

I do think that as we continue to cycle out of some of these investments that I was mentioning a moment ago and continue to look for redeployment opportunities, we will be continuing to, you know, as I say, stay committed to the secondary market component of our strategy, which is near where we really think we can create some leverage, particularly now with this combined platform that we have.

So -- there’s not a -- I would just say, again, there’s not a material shift taking place, even as a result of this combination, and, you know, we’re comfortable with the resulting mix that we get out of this.

Karen Ford:	A similar question for development. It looks like Colonial -- the portfolio will add a little bit more development exposure to you guys. Is that -- do you plan to continue that, going forward, or do you think that will sort of wind down as you complete some of the pipeline that they have in place today?

Eric Bolton:	Well, I mean, there’s a lot of value in that pipeline that we’re looking forward to harvesting over the next couple of years. I think that there are some land holdings that -- or projects -- have not yet started that, frankly, we’ll be sitting down together with the Colonial team and really digging in and understanding what the opportunity is there and making a decision as to whether or not we should pull the trigger on those deals at this point in the cycle or continue to wait or pursue some other alternative by which to sort of capture the value inherent in developing those projects, whether that be developing in-house or whether that be an approach that we’ve used in the past where we essentially outsource some of that development risk to other parties.

So -- that’s, I would say, to be determined. Broadly, though, I would tell you this, is that we are very sensitive to keeping development exposure on the combined balance sheet to a very manageable level. We think that it’s important to do that, and we’re comfortable with the resulting combined level that we’ll have, but I would expect that it probably reduces a little bit over the next couple of years. But, again, we just have to start a little bit more thoughtful analysis on some of the existing deals in sight, you know, is now the time, given all the other things that we’ve got going on. So -- more to come.

Karen Ford:	That’s helpful. The last question is just -- you mentioned in your presentation that you think there will be significant capital market opportunities as part of being a bigger entity. Can you just talk about what you think those opportunities might be, you know, given the combined balance sheet?

Eric Bolton:	I think that the real significant opportunity, I think, is in, sort of, the deal flow side of things. You know, we’ve been competing against these guys for the last several years on a lot of the same deals, and so that goes away. So I think that we’re -- obviously, being sort of the dominant public platform in the Sunbelt/Southeast markets, it gives us an opportunity to really see a lot of opportunity in terms of deal flow.

And then as it relates to more of the capital market perspective, you know, I mean, obviously, there’s going to be more liquidity in the stock, and there’s going to be just scale, and I think that -- we’re hopeful that, over time, that has positive implications broadly for our cost of capital. Obviously, we also understand that it only has advantages for our cost of capital assuming we perform, and we deliver the results that people are expecting both out of this transaction and take advantage of the strength of this platform, going forward.

So we’re not doing this transaction predicated on a dependence on getting any sort of multiple benefit or anything of that nature. We hope that happens, but the merits of this deal really get back to cash flow analysis that we’ve put together and a valuation analysis, and we think it’s a good opportunity for our shareholders on that basis alone, and I think that the scale does probably, ultimately, creates some capital market benefits. But we’ll see how that plays out.

Tom Lowder:	Yes, we think from operating and from balance sheet, the new company, the new MAA, is a better company than two old companies standing alone.

Karen Ford:	Great, thanks very much.

Eric Bolton:	Thanks, Karen.

Operator:	Thank you. Our next question or comment comes from the line of Rich Anderson from BMO Capital Markets. Your line is open.

Rich Anderson:	Hey, thanks, congratulations, everybody. So -- maybe you could think a little bit further out the timing of the deal as it relates to the key risk in your markets and that supply. How did that factor into your decision to pull the trigger on this and what are your views, say, three or four years out of the issue of new supply derailing or complicating the system a little bit?

Eric Bolton:	Well, you know, Rich, I’d just tell you that, I mean, supply is something that, you know, I mean, we deal with it all the time. I mean, it’s not something that we’re particularly concerned about. I think that, you know, we -- the timing was right on this transaction for the reasons I went through earlier surrounding the, sort of, respective balance sheets and the efforts that both platforms have been through over the last couple of years to get to where we are today. Now is the time in that regard.

You know, the supply picture, you know, next year and now in the next four or five years, you know, we think that we are probably better positioned against supply risk, going forward, as a result of this combination for both companies.

We have a balance sheet that’s got -- and a portfolio strategy that maintains and retains this bifurcation between the large and the secondary markets that I think is part of the strategy of guarding against over-supply pressures from time to time. As I mentioned a moment ago, we are taking a very cautious look at new development starts at this moment, and certainly plan to keep that as a very manageable component of what we do, going forward.

And so -- and then, of course, the other thing that really helps us from an increasing supply issue is the strength of the operating platform. We’re putting together two operating platforms that are going to have significant scale advantages to most every other operator in this region of the country. And our ability to drive margins out of our portfolio, we think will be improved as a consequence to this merger.

So I think that there’s clear strength that emerges out of this that we think enables us to be even stronger in this region of the country, and I think that the broad strategy we’ve always used to manage supply volatility remains very much intact.

Tom Lowder:	Rich, when we bought back, over the cycles over the years, and tried to draw correlation to our net operating income, it’s almost a one-to-one correlation on job growth. We’ve also mapped that on a broad basis with supply, and there’s not so much a correlation on supply.

Now, when you get down to the sub-market level, and somebody is building a new project next door to yours, sure, it impacts you. But the big difference and the story that we’ve always played in the Sunbelt is our growth and our success depends on job growth. And we are, in the Sunbelt, the predominant markets for job growth, and that’s what this story is about. And the two companies together, again, I think are better positioned for whatever the cycle brings over the next few years.

Eric Bolton:	On a combined basis, you know, our portfolio now has projected job growth over the next five years that is a clear 80 basis points ahead of what the U.S. average is expected to be.

Rich Anderson:	Okay. The second question is -- Alex brought up getting smaller through dispositions. What about getting even larger? I mean, do you see yourself as the, I don’t know, the EQR of the South and start buying off little companies? Or is that a part of the longer-term game plan, because there are some smaller Sunbelt-type multi-family REITs around. Or are you not going to commit to a growth strategy, per se?

Eric Bolton:	We’re still interested in finding ways to put capital out on an accretive basis for our shareholders, and, you know, we’re always interested in exploring opportunities. I can tell you that the disciplines that we’ve used for the last 20 years in terms of how we deploy capital are absolutely going to be intact. We’re not deviating our approach in that at all.

And so, you know, if opportunities present themselves, then we will jump on it. But I think that, you know, we don’t have any vision to be a certain defined size or certain metrics that we’re trying to get to in that regard. It really just comes down to opportunities that present themselves and, you know, is it accretive for our shareholders or not based on the disciplines that we’ve always used.

Rich Anderson:	Okay, and then a last question for me, and this is probably someplace, I just didn’t get to it yet, but can you quantify the mark-to-market of the Colonial debt?

Al Campbell:	Rich, this is Al. The Colonial’s debt right now has averaged a little over 5 percent and average maturity about four and a half years. And so, obviously, you’ll mark that to market at what the comparable rate is, or four and a half years today, which is a lot lower, and so you have a positive credit that will play out over the next four to five years.

Rich Anderson:	So -- just from a modeling perspective, I mean, what’s the magnitude of that noncash accretion and how does it trend -- ?

Al Campbell:	I think we will hold in to report more on that in the future, because we had quite significant -- you can do the math on the total that we just talked about, and it’s going to be spread over about four, four and a half years.

Rich Anderson:	Okay, okay, fair enough. Thank you.

Operator:	Thank you. Our next question or comment comes from the line of Ross Nussbaum from UBS. Your line is open.

Ross Nussbaum:	Thanks, good morning. Tom, can you talk a little bit about this merger with respect to the search that you had underway for a CFO and a potential successor. I guess I’m wondering did you really go down that path at all? Or was effectively selling the company the answer to that whole?

Tom Lowder:	Well, I will say this, that the merger did solve that question.

Ross Nussbaum:	And that’s all you’re going to say, it sounds like.

Tom Lowder:	Well, yes, I mean, that’s the end result of where we are. We had several outstanding prospects for the CFO position, but we certainly have solved the CEO succession problem results in Eric Bolton, we’ve got an experienced -- my shareholders have an experienced known entity in Eric Bolton. So I think it’s certainly a win in that respect for our shareholders.

Eric Bolton:	And, Ross, I would say that, obviously, there will be some dialog about this in the proxy that sort of describes the strategic rationale for this, and I think that it’s probably better to let the proxy, to some degree, speak to that broadly.

Ross Nussbaum:	Sure. My second question, Eric, is for you. The $25 million of merger synergies that you’re forecasting -- can you give a little color on that? Because it seemed high to me relative to Colonial’s G&A. We had been forecasting $18 million, $19 million of G&A for the company this year. So I’m curious where the $25 million is coming from.

Eric Bolton:	Broadly speaking, on a consolidated basis, the numbers that we’re working with, you know, it’s about $75 million. So we’re talking about $25 million out of $75 million. Having said that, there is also, as I’m sure you know, a huge degree of similarity between these two companies, both in footprint, markets, systems, and, obviously, the public company costs. So I think -- and given all the work that Tom and his team have done over the last several years to simplify their business model and to become singularly focused on multi-family, really creates the synergy opportunity in a meaningful way here.

As you might imagine, you know, there’s duplication and, broadly speaking, the way this works out, about two-thirds, you know, people-related costs and about one-third systems and other, sort of, public company costs associated with this.

So given the high degree of similarity between the two companies, I think that we’re comfortable with the assumption that we’re working with here at $25 million.

Unidentified Speaker:	Ross, let me add one thing that might help you reconcile it. I think what you were mentioning with the G&A costs alone, I think you have to combine the G&A costs plus the property management overhead, you’ll get something closer to $37 million, I think, and that will make more sense.

Ross Nussbaum:	Appreciate it, thank you.

Operator:	Thank you. Our next question or comment comes from the line of Michael Bilerman from Citi. Your line is open.

Michael Bilerman:	Yes, thank you, good morning. Nick Jessup is on with me as well. Tom, can you just talk a little bit about, sort of, the most immediate process? I think, Eric, you mentioned that this is an idea that had been floated for years and, Tom, you talked about knowing Eric and his predecessor for the last 20. But can you just talk about the more immediate process that led to today’s announcement? How long that has been going on for? How many parties were part of a process?

Tom Lowder:	I think we’ll describe all of that in more accurate detail in the proxy, and we would rather wait and give you those details in the proxy.

Michael Bilerman:	Well, at least can you share with us whether there was other conversations or was this just an agreed-upon deal without involving any other parties?

Tom Lowder:	Well, I would say our Board looked at strategic alternatives and determined that this was in the best long-term interests of our shareholders from an immediate standpoint, as Eric’s pointed out in our prepared comments, there is a premium for our shareholders. Not that we were looking at that, we’re looking at the long-term value creation by combining the two companies, but our shareholders get an immediate 19 percent increase in the dividend from the combination.

Eric Bolton:	And I can tell you, Michael, I mean, there’s been a very robust process on both sides, and a lot of conversation and a lot of analysis and a lot of thought, and so we’re -- we’ll let the proxy speak to that, but we’re very comfortable with the process, and we’re very comfortable with the end result here.

Michael Bilerman:	And what’s the breakup fee in terms of if someone comes in over the top?

Eric Bolton:	Well, that will all be detailed out in the proxy that we expect to have filed in the next 30, 45 days.

Michael Bilerman:	You can’t comment just what the number is so we can get a sense of whether it’s a high hurdle or a low hurdle?

Tom Lowder:	We think it’s certainly a market number, it’s $75 million for both parties. I think that works in around 3 percent, I think, something like that. So if you’re in the game, as you know, between 2 percent and 4 percent that’s a reasonable number.

Michael Bilerman:	Can you just detail out the $60 million? I think you talked about deal cost. Can you just walk through the major components of that? How much is severance, change of control of the senior management, how much is, sort of, bankers, lawyers, accountants, and those sorts of fees, and debt breakage cost, if any. Can you just walk through that math?

Eric Bolton:	Go ahead.

Unidentified Speaker:	We can give you some color on that. I think about $25 million of that will be advisor fees, another $10 million was probably cash severance, another $10 million would be debt friction cost and then some other G&A items to go along with that. Those are the major components.

Eric Bolton:	There will be a lot more -- again, a lot more detail on that in the proxy.

Michael Bilerman:	Okay, just a last question. Just, Tom, I guess as you thought about the alternatives, and I think you’ve talked a lot about here about long term and putting the companies together, arguably, the deal it sounds like is modestly dilutive on a cash basis at least out of the box. I guess, how did you think about the different alternatives of merging with potentially another company that would be trading at a higher multiple rather than MAA at a lower multiple being able to offer something that’s more accretive, out of the box.

Tom Lowder:	Well, there’s a combination. We both bring something to the table, which, you know, helps both sets of shareholders. And we think, in doing so, that, you know, that’s healthy for both companies that we had brought both advantages to each other.

Eric Bolton:	And, of course, you know, the way we’re really looking at this is on a value accretion perspective, and we’re absolutely confident that the value accretion for both sets of shareholders is there as a result of this transaction. This modest up-front cash dilution that we’re talking about here is, as I mentioned, is solely attributable to getting more of the non-earning assets fully productive. We expect to get that accomplished in short order. So we’re looking at this way beyond just the next 12 to 24 months.

Michael Bilerman:	Okay, thank you.

Operator:	Thank you. Our next question or comment comes from the line of Michael Salinsky from RBC Capital Markets. Your line is open.

Michael Salinsky:	Good morning, guys. It looks like the $25 million of synergy savings you guys talked about, that’s just G&A. How much do you expect on the property management and how much do you expect at the cost level, you know, just price point differentials? I mean, you talked about some upside but, really, what kind of upside should we be thinking there?

Eric Bolton:	Well, Mike, you know, it’s kind of hard to give you a specific number right now, but we absolutely do believe that, as a result of scaling the platforms together, that there is going to be some NOI opportunity here in terms of same-store performance, moving forward. Areas that we fully expect to capture some benefits in is insurance costs, as an example. We will also see some benefits, we think, employee benefits cost. We will also see some benefits as it relates to just various maintenance services and products that we go out and buy.

One of the things that we’ll also be doing here is scaling up a little bit more in some of these markets that we’ve shared together, and ultimately I think that offers some back office synergy opportunity as well as, again, just, you know, vendor services and things of that nature.

So all that is still, as we continue to work through the process of integration and begin to think about 2014 guidance, we’re optimistic that the margin enhancement opportunity on an NOI level for both portfolios is enhanced because of this transaction.

Tom Lowder:	I don’t think the story on same-store growth is over for our sector. Looking at our performance just in May, here, our new lease rates were up 4.7 percent, and our re-lease rates were, like, 7 percent, 7.5 percent. So -- our core business is still going very well, and we’re bullish about the business for the next several years.

Michael Salinsky:	That’s very helpful. Al, just a quick question going back to the one before -- where could you issue 4 percent, 4.5 percent -- 4.5 year paper today -- just trying to get what kind of numbers?

Al Campbell:	Well, I’ll tell you what -- we think we could issue our next bond at, which is 10-year papers, not quite comparable, but it will give you a feel for what we’re thinking long term. We would be, you know, between 3.5 percent and 4 percent on a 10-year -- or inaugural bond is what we hope to be able to accomplish.

Now, on the fair market value, you’re going to be using a four to four and a half year life that matches the remaining life of the debt we’ll be marking forward. That will be quite lower than that, and we’ll get more specific about that in that coming relationship.

Michael Salinsky:	Okay. And then, third, you know, Colonial had used quite a bit of branding there. Is that something you’re going to roll out to the rest of the Mid-America portfolio or is that something you’re going to do away with?

Eric Bolton:	You know, we’re going to continue to study that issue a little bit, Mike. Clearly, we’re going to be looking to develop a certain consistency and look and feel and messaging as it relates to all of our Internet-based platform and tools that we use to connect residents and prospective residents. Clearly, in the offices there will be a level of look and consistency that we will capture.

I’m reluctant to go out and spend a whole bunch of money to yank out a bunch of signs and put in a lot of new signs, so we’ll probably stop short of that, would be my guess. But we’re -- we’ll continue to flesh that out. There’s a level of consistent branding that we will get to. To the extent that it actually gets into renaming every property, I would not think so at this point.

Michael Salinsky:	Thanks, guys.

Operator:	Thank you. Our next question or comment comes from the line of Haendel St. Juste from Morgan Stanley. Your line is open.

Haendel St. Juste:	Hi, there. My questions have been answered, thank you.

Operator:	Thank you. Our next question or comment comes from the line of Paula Poskon from Robert W. Baird. Your line is open.

Paula Poskon:	Thanks very much. Each of you said -- one of you said in the prepared remarks that you expect and are excited about a transfer of best practices between your organizations. What would each of you say that the other does better?

Eric Bolton:	Paula, I can always count on you to ask a question I have to think about. You know, it’s hard to point out a real difference on (inaudible). You know, it’s ironic that, as you might imagine, a lot of our people that used to work for -- some of our people that used to work for us now work for Colonial, and some of the people that worked for Colonial work for

us. In fact, Paula was just reminding us that their regional vice president of the year used to work for

us. So I think that, you know, my guess is that there will -- when we get into the weeds a little bit as it relates to specific procedural actions and things of that nature, there may be some differences and that we’ll learn from each other.

But I can tell you that culturally and just broadly speaking, the philosophies that we have about, you know, all of the stuff really matters about what we’re doing and talking about here today but, in the end, what we really depend on and the folks that we really, really value, are all our folks working at the properties and all that we do to take care of them and to support them and keeping them informed is a big, big deal in both companies.

And so we’re very much committed to that philosophy and that approach. You know, we, again, in terms of just what we each bring, you know, as Tom mentioned, I mean, there’s some development expertise that we’ll continue to find very valuable. There’s -- they’ve been through some transitions with systems that we’re going to -- that we were going to have to go through, anyway. There is a portfolio of assets that are slightly newer than our, and in markets that I think line up very well that put us in a position to continue to get pretty robust performance, going forward.

You know, we’ve got some strengths on our side in terms of just how we continue to think about running the business and deploying capital in practices that we’ve used over the years. And so I’m really excited about continuing to learn from these guys and finding ways to bring the best of both to create what we think is going to be something pretty special.

Tom Lowder:	Yes, let me get specific here for a minute. We have been through transforming our operating system at a cost to Colonial over the last year onto a new (inaudible) operating system and the new MAA will be able to plug into that. And having gone through that transition, you know, can be a costly thing for a company, and I think the new MAA will be able to plug into that relatively easily and smoothly, and that’s a specific example. On the development side -- our development team also can bring value to the new MAA in capital projects that they have on a number of their properties where they’re spending some new dollars to bring in new income retooling some of their properties, and so we’ve got deep experience on our development side on construction costs and so forth. So I think that adds some value to the new team.

Paula Poskon:	Thanks very much. Eric, anything about this transaction that would cause you to rethink or will somehow impact your JV strategy?

Eric Bolton:	You know, our JV strategy is a fairly minor focus for us, frankly. You know, we’ve only got, really, one that’s got, what, four or five properties in it. And the strategy was really geared towards looking for, sort of, value added reposition investment opportunities -- properties that general in the 10- to 12-year old age bracket. We were reluctant to add property that age onto the wholly owned balance sheet.

And so my guess is that that will continue to be a part of what we do in an effort to just stay as active as we can in the full transaction market. But as we’ve talked about, you know, the opportunity to buy those kinds of assets that have some age on it, that have the repositioning opportunity in today’s market where access to capital is so available and on very favorable terms the pricing on those deals just has gotten away from us.

And so, you know, we haven’t done anything in the way of an acquisition and had a JV for over two years now, and until we see things change, we don’t expect to do much there.

Paula Poskon:	Thanks, Eric, and just one more question. Can you just talk a little bit about the combination of the Board members and what the Colonial Board addition to the MAA Board -- you know, just what their expertise is and how that complements your existing Board?

Eric Bolton:	Well, as outlined in the press release, there will be five of the existing Colonial Board members that will come onto our Board -- Tom, fortunately, being one of them. And they’ve -- this is a group that has got a lot of real estate expertise. They obviously know this region of the country, they know these markets, and they’re going to bring a lot of real estate knowledge and a lot of transactioning experience and a deep understanding and appreciation for this region to complement what we have on our Board. So we think that, as with the companies, I think the consolidated Board is stronger.

Tom Lowder:	Now, I think if you look at -- you know, and those candidates are yet to be selected, they will be nominated and selected through a governance process -- nominating governance committee process here at Colonial very shortly. But if you look at our Board, we are heavily invested and so the decision around this combination came from a Board that was thinking as investors for the shareholders.

Paula Poskon:	Thanks very much, that’s all I have.

Operator:	Thank you. Our next question or comment comes from the line of Tayo Okusanya from Jeffries. Your line is open.

Tayo Okusanya:	Yes, good morning. Congratulations on the transaction.

Eric Bolton:	Thank you.

Tayo Okusanya:	One quick question -- in regards to retaining key employees, could you kind of talk about what you’re trying to do to ensure that the merger doesn’t add destabilized operations from that perspective?

Eric Bolton:	Well, we’ve reached out to a number of folks already, and we, as part of our pro forma-ing the deal, if you will, have contemplated some incentives that we’re going to be working to put in place to be sure that we’ve got the knowledge and the skill set in place and retained to assist and support through the integration process and the combination process. So I can tell you that we feel like we’ve got that covered adequately and, again, given the high degree of comparability and similarity between the two companies, it’s not like one group has to learn a whole lot that the other group doesn’t already know.

So -- but there -- as with any organizations, two organizations, there’s some key folks, and we know who they are, and we’ll be working hard to make sure they’re supportive of what we’re doing.

Tayo Okusanya:	And that’s all part of the $60 million that you (inaudible) cost for the transaction?

Eric Bolton:	Yes, that’s part of it.

Tayo Okusanya:	Great, thank you. Congrats again.

Eric Bolton:	Thanks.

Operator:	Thank you. Our next question or comment comes from the line of Tony Rynner from Imperial Capital Markets. Your line is open.

Tony Rynner:	Hey, guys, a pretty thorough call, which I appreciate. You said the proxy is going to be out shortly. Can you tell me exactly when that’s going to be, please?

Eric Bolton:	We think within 30 to 45 days. I can’t give you an exact date but in short order.

Tony Rynner:	All right, and so just one other thing -- you said you’ve been floating this idea around for years, and the idea that this would happen when timing was right. But how many other conversations with the related parties were there, if you can get into it a little bit, please. Obviously, the specifics you’ll show in the proxy, but just what other conversations with related parties and what other options were available to each other company?

Eric Bolton:	Well, again, I think better to let the proxy speak to that. And I would just add that we’re both comfortable with the process that’s been gone through. We’ve got two very sophisticated Boards of Directors that have been through these sorts of things in the past. This is a process that we’re all comfortable with, experienced in at the Board level, in particular, and it will spell all this out in detail in the proxy.

Tony Rynner:	So do you mean experienced and thorough as far as exploring all options or as far as the best for shareholders or best for management? What do you mean thorough?

Eric Bolton:	All of the above.

Tony Rynner:	All right.

Operator:	Thank you. Due to the market’s about to open, that’s all the time that we have for Q&A at this time. I’d like to turn the conference back over to Mr. Brewer.

Eric Bolton:	Okay, well, we appreciate everybody joining us this morning, and we will see everyone at NAREIT starting tomorrow. So thank you for joining us this morning.

Operator:	Ladies and gentlemen, thank you for participating in today’s conference. This concludes the program. You may now disconnect. Everyone have a wonderful day.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which MAA and Colonial Properties Trust operate and beliefs of and assumptions made by MAA management and Colonial Properties Trust management, involve uncertainties that could significantly affect the financial results of MAA or Colonial Properties Trust or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the business combination transaction involving MAA and Colonial Properties Trust, including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic climates, (ii) changes in financial markets and interest rates, or to the business or financial condition of either company or business (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, including the integration of the combined companies’ businesses, (v) maintenance of real estate investment trust (“REIT”) status, (vi) availability of financing and capital, (vii) risks associated with achieving expected revenue synergies or cost savings, (viii) risks associated with the companies’ ability to consummate the merger and the timing of the closing of the merger, and (ix) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by MAA and Colonial Properties Trust from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither MAA nor Colonial Properties Trust undertakes any duty to update any forward-looking statements appearing in this document.

Additional Information About This Transaction:

In connection with the proposed transaction, MAA expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of MAA and Colonial Properties Trust that also constitutes a prospectus of MAA. MAA and Colonial Properties Trust also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by MAA and Colonial Properties Trust with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by MAA with the SEC will be available free of charge on MAA’s website at www.maac.com or by contacting MAA Investor Relations at 901-682-6600. Copies of the documents filed by Colonial Properties Trust with the SEC will be available free of charge on Colonial Properties Trust’s website at www.colonialprop.com or by contacting Colonial Properties Trust Investor Relations at 205-250-8700.

MAA and Colonial Properties Trust and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about MAA’s executive officers and directors in MAA’s definitive proxy statement filed with the SEC on March 22, 2013. You can find information about Colonial Properties Trust’s executive officers and directors in Colonial Properties Trust’s definitive proxy statement filed with the SEC on March 13, 2013. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from MAA or Colonial Properties Trust using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.